Mail Stop 4561

    May 5, 2006

Richard J. Boyle, Jr.
President, Chief Executive Officer and Chairman of the Board
LoopNet, Inc.
185 Berry Street, Suite 4000
San Francisco, CA 94107

Re: LoopNet, Inc.
    Amendment No. 2 to Registration Statement on Form S-1
    Filed April 27, 2006
    File No. 333-132138

Dear Mr. Boyle:

 We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in
response
to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
supplemental information so we may better understand your
disclosure.
After reviewing this information, we may or may not raise
additional
comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Summary

1. We note your response to comment 2. We are unable to locate
the
Exhibit A that you reference. Please advise. Further, we note
that
the disclosure on page 2 continues to base your statement that you
are the largest online commercial real estate marketplace on the
"number of registered members and property listings." Please
provide
support. Also, please revise to define "unique visitor."

2. Please provide support for your statement in the fourth
paragraph
on page 1 that BizBuySell is "the leading online marketplace for
operating businesses for sale."

3. We note your response to comment 4. Please revise here and in
the
business section to disclose the minimum term for premium
membership,
if any. Further, please revise the business section to disclose
whether the quarterly or annual membership has a minimum
subscription
period.

Use of Proceeds, page 21

4. We note from your prior response that you have revised the
disclosure to note the potential uses of proceeds and that your
2006
budget was approved by the Board without the expectation of an
IPO.
Nevertheless, please revise to provide an estimate of the amount
of
proceeds that may be used for each identified activity.

Risk Factors, page 7

5. We note your statement on 7 that "we do not know the extent to
which we have penetrated this market. If we reach the point at
which
we have attempted to sell our services to a significant majority
of
commercial real estate transaction participants in the United
States,
our ability to further increase the number of premium members
could
be limited." Please revise this risk factor in light of your
disclosure on page 31 that you anticipate that revenues will not
increase in the future at the same percentage rate as in previous
periods as the "rate of premium member growth should decline on a
percentage basis as a result of our larger premium member base."

Management`s Discussion and Analysis, page 26

6. We note your statement that the key metrics that are material
to
an analysis of your business are the number of registered members,
the number of premium members and the number of listings.
However,
we note from your discussion on page 7 that your growth depends in
large part on increasing the number of your free basic members and
then converting them into paying premium members as well as
retaining
existing premium members. In this connection we note that you
track
monthly rates of conversions of basic members to premium members
which you disclose historically has been approximately five
percent
and your average monthly cancellation rate for premium members
which
you disclose has ranged between three and five percent. Please
revise to include a discussion of these metrics or advise.

Summary Compensation Table, page 56

7. Refer to prior comment 9. We continue to note your disclosure
that the executive officers purchased the restricted stock "at the
then fair market value determined by our Board of Directors."
Please
explain to us why you believe the restricted shares were issued at
the fair market value in light of your disclosure on page F-21.
Specifically, we refer you to your disclosure in the "weighted
average reassessed value of the underlying stock." We may have
further comments. Alternatively, revise your disclosure to
indicate
that the shares were issued at a discounted rate rather than the
fair
market value.

Principal and Selling Stockholders, page 64

8. Please revise to name the natural persons holding voting
control
and dispositive powers over LoopNet Holdings LLC and PropertyFirst
LLC. Provide similar disclosure for each entity identified in
footnotes (1) and (2).

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

9. Please provide us with your basis for classifying deferred
initial
public offering costs within operating activities on the statement
of
cash flows instead of financing activities.

Note 2 - Acquisition of BizBuySell, Inc. page F-12

10. Related to prior comment 13, we continue to believe that SAB
80
should not be applied to situations in which a registrant has only
acquired one entity since formation. Please revise to include the
financial statements of BizBuySell, Inc. required by Rule 3-05 of
Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-1

11. We note your response to comment 16.   Please revise to
provide a
more robust description of the "services previously rendered or
services to be rendered" in connection with the issuance of the
securities."
* * * *
        As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with
marked
copies of the amendment to expedite our review. Please furnish a
cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing
your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filings reviewed by the staff to
be
certain that they have provided all information investors require
for
an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they
are
responsible for the accuracy and adequacy of the disclosures they
have made.

 We will consider a written request for acceleration of the
effective date of the registration statement as a confirmation of
the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities .
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority,
grant
acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding
requesting acceleration of a registration statement. Please allow
adequate time after the filing of any amendment for further review
before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested
effective date.

 You may contact Rachel Zablow, Accountant, at (202) 551-3428
or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you
have

questions regarding comments on the financial statements and related
matters.   Please contact Jeffrey Shady, Attorney-Advisor, at (202)
551-3471 or me at (202) 551-3780 with any other questions.

        Sincerely,

        Elaine Wolff
        Branch Chief